FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q2 and YTD RESULTS

Q2 Net Income $434,000 or $0.15 per share ($0.13 fully diluted)
YTD Net Income $1,123,000 or $0.38 per share ($0.35 fully diluted)

Q2 EBITDAS $848,000 or $0.28 Per Share ($0.26 fully diluted)
YTD EBITDAS $2,021,000 or $0.69 per share ($0.62 fully diluted)

Vancouver, Canada, October 10, 2013, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its second quarter and first half of fiscal 2013, which ended August 31, 2013. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q2 2013 net income was $434,000 or $0.15 per share ($0.13 fully diluted) versus net income of $592,000 or ($0.19) per share in the same quarter of fiscal 2012. YTD net income increased to $1,123,000 or $0.38 per share ($0.35 fully diluted), from $1,004,000 or $0.32 in the first half of last year.

Q2 2013 net income before stock based compensation (SBC) was $470,000 or $0.16 per share ($0.14 fully diluted) versus $636,000 or $0.20 per share in the same quarter last year. YTD net income before SBC was $1,199,000 or $0.41 per share ($0.37 fully diluted) up from $1,094,000 or $0.35 ($0.33 fully diluted) a year ago.

Q2 2013 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $848,000 or $0.28 per share ($0.26 fully diluted), versus $1,031,000 or $0.32 per share during the same period last year. YTD EBITDAS increased to $2,021,000 or $0.69 per share ($0.62 fully diluted) from $1,828,000 or $0.58 per share ($0.54 fully diluted) in the first half of fiscal 2012.

The reductions in net income, net income before SBC and EBITDAS were principally due to a decrease in demand for the Company’s co-packing service.

Non-GAAP Net Income before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income	$434,000	$592,000	$1,123,000	$1,004,000

Add back SBC	36,000	44,000	76,000	90,000

Net income before SBC	$470,000	$636,000	$1,199,000	$1,094,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income per share	$0.15	$0.19	$0.38	$0.32

Add back SBC per share	0.01	0.01	0.03	0.03

Net Income per share before SBC	$0.16	$0.20	$0.41	$0.35

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income	$434,000	$592,000	$1,123,000	$1,004,000

Add back:
Interest	3,000	5,000	6,000	8,000
Depreciation and Amortization	188,000	163,000	370,000	321,000
Non-cash stock based compensation	36,000	44,000	76,000	90,000
Non-cash income tax expense	187,000	227,000	446,000	405,000

Total Add Backs	414,000	439,000	898,000	824,000

EBITDAS	$848,000	$1,031,000	$2,021,000	$1,828,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income per share	$0.15	$0.19	$0.38	$0.32

Add back:
Interest	0.00	0.00	0.00	0.00
Depreciation and Amortization	0.06	0.05	0.13	0.10
Non-cash stock based compensation	0.01	0.01	0.03	0.03
Non-cash income tax expense	0.06	0.07	0.15	0.13

EBITDAS per share	$0.28	$0.32	$0.69	$0.58

Gross profit margin for the quarter was 48.4% representing a significant increase over the same quarter of last year.

Gross revenue for Q2 2013 was $4,257,000, versus $5,695,000 in the comparative period of last year. The decline in revenues was principally due to decrease in demand for the Company’s co-packing services and discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees were $196,000 in Q2 2013, a decrease of $81,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands. SG&A expenses decreased by $201,000 to $1,066,000 in Q2 of fiscal 2013 due to decrease in administrative costs and trade spend and marketing costs.

As at August 31, 2013 the Company had free cash of $1,436,000.

During Q2 2013 the Company repurchased an additional 5,169 shares of its common stock at an average price of USD$5.17 per share, pursuant to its share repurchase program. As at August 31, 2013 the Company had outstanding 2,937,180 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately $704,000 US remaining authorized under it.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2013 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE
INCOME
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012

Gross revenue	$4,257,303	$5,695,178	$9,380,666	$10,635,116

Less: Discounts, rebates and slotting fees	(195,823)	(277,090)	(402,305)	(552,917)

Net Revenue	4,061,480	5,418,088	8,978,361	10,082,199

Cost of sales	2,095,976	3,148,264	4,704,117	5,935,303

Operations, selling, general & administration expenses	1,066,446	1,267,114	2,214,638	2,348,594

Depreciation of property, plant and equipment	187,720	163,243	369,415	321,741

Interest	2,627	4,909	5,867	10,152

Interest income	-	(271)	-	(2,907)

Foreign exchange loss (gain)	1,761	(7,926)	2,009	551

Change in fair value of derivative liability	84,774	23,310	112,221	41,312

Loss on disposal of assets	476	-	808	18,140

	3,439,780	4,598,643	7,409,075	8,672,886

Net income before taxes	621,700	819,445	1,569,286	1,409,313

Income Tax Expense	187,209	226,966	446,061	405,356

Net and Comprehensive income after income taxes	$434,491	$592,479	$1,123,225	$1,003,957

Earnings per share

Basic income per share	$0.15	$0.19	$0.38	$0.32
Weighted average number of shares - basic	2,940,467	3,051,827	2,935,345	3,108,936

Fully diluted income per share	$0.13	$0.17	$0.35	$0.30
Weighted average number of shares - diluted	3,284,073	3,412,097	3,238,999	3,357,197